455 Sherman St., Suite 300 Denver, Colorado 80203 303-777-3737 303-777-3823 FAX www.dillanddill.com	Arthur H. Bosworth, II
Christopher W. Carr*
Daniel W. Carr
John J. Coates
Kevin M. Coates
H. Alan Dill
Robert A. Dill
Thomas M.  Dunn
John A. Hutchings
Stephen M. Lee
Fay M. Matsukage**
Adam P. Stapen
Jon Stonbraker
Craig A. Stoner
Frank W. Suyat
Patrick D. Tooley
*Also licensed in Washington
**Also licensed in Nevada

November 9, 2015

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Elio Motors, Inc.
Offering Statement on Form 1-A
Filed on August 28, 2015
File No. 024-10473

Dear Mr. Dobbie:

On behalf of Elio Motors, Inc. (the “Company”) Amendment No. 2 to the offering statement on Form 1-A is being filed.

The comments of the Staff in its letter dated November 5, 2015, have been addressed in this filing pursuant to your request.  The comments are set forth below, together with the Company’s responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending a redline of the offering statement, which has been marked to show all of the changes.  The page numbers below correspond to the redlined version.

Sales and Service Model, page 16

1.
We note your response to our prior comment 9.  You state on your website that you intend to establish retail outlets in the top 60 markets nationwide.  To the extent that you have determined not to establish retail outlets in certain of these markets because of state dealer licensing requirements, please discuss any materially significant markets that you may be unable to access.  To the extent material, please address here or in the last risk factor on page 6 that customers may be deterred by having to travel out of state to purchase or by having to purchase exclusively online.

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
November 9, 2015

Response:   Complied.  See the revised disclosure on pages 7 and 20.

Plan of Operations, page 25

Advanced Technology Vehicles Manufacturing (ATVM) Loan Program, page 26

2.	We note your response to our prior comment 13. To the extent known, please discuss the anticipated timeframe for completing the remaining stages of the ATVM loan application process.

Response:  Complied.  See page 27, where it is disclosed that the Company has shared its production timing plans with the Department of Energy (DOE), including the financing milestones to be achieved to kickoff production tooling in order to meet the Company’s start of production date. While the DOE has acknowledged and seems to be sensitive to the Company’s requirements, it has not made any commitments regarding its ability to meet these funding milestones. As such, the Company has noted the timely availability of the ATVM funds as a risk factor in the disclosure on page 5.

Plan of Distribution, page 38

3.
We note your response to our prior comment 15.  Please clarify whether and how StartEngine.com or another participant in the offering will contact prospective investors who have submitted non-binding indications of interest to give them an opportunity to purchase shares and explain the procedure by which prospective investors subscribe in the offering through the StartEngine.com website.

Response: Complied. See page 38.

4.
Please clarify whether prospective investors who did not submit non-binding indications of interest will be precluded from subscribing in any manner prior to expiration of the seven-day period.  If so, please also discuss how they will be notified that they are no longer precluded from subscribing.

Response:  Complied.  See page 38.

5.
We note your response to our prior comment 17.  To the extent Elio Motors employees may participate in the plan of distribution, please revise your disclosure accordingly.  Refer to Item 5(c) of Part II of Form 1-A.

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
November 9, 2015

Response:   Item 5(c) of Part II of Form 1-A requires that the Company “outline briefly the plan of distribution of any securities being issued that are to be offered through the selling efforts of brokers or dealers or otherwise than through underwriters.” Elio Motors employees are assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest and posted on Elio websites.  They also work with startengine.com in developing the programming to be used for the actual investment process.  They do not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered securities. While the Company does not believe that these activities constitute the selling efforts contemplated by Item 5(c), this disclosure has been added to page 40.

6.	Please tell us what factors you intend to consider when deciding whether or not to accept subscriptions for up to an additional 418,000 shares.

Response: Complied. See page 38.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

Fay M. Matsukage

Cc:	Elio Motors, Inc.
Ellenoff Grossman & Schole LLP